EXHIBIT 99.1

Lombard Medical Set to Join Russell Microcap Index

IRVINE, Calif., June 17, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), announced today that it is set to join the Russell Microcap Index at the conclusion of the Russell indexes annual reconstitution on June 26, according to a preliminary list of additions posted June 12 at www.russell.com.

Membership in the Russell Microcap Index, which remains in place for one year, means automatic inclusion in the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings and style attributes.

Simon Hubbert, CEO of Lombard Medical, commented, "Being included in the Russell index is an important acknowledgement of the value we are creating at Lombard Medical. We believe inclusion in this index will help increase our visibility among investors and contribute to our efforts to increase shareholder value."

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. Approximately $5.7 trillion in assets are benchmarked to the Russell's U.S. indexes. Russell Indexes are part of FTSE Russell, a leading global index provider.

For more information on the Russell indexes reconstitution, go to the "Recon Central" section on the FTSE Russell website.

About FTSE Russell

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 80 countries, covering 98% of the investable market globally and trading on over 25 exchanges worldwide.

FTSE Russell index expertise and products are used extensively by institutional and retail investors globally. Leading asset owners, asset managers, ETF providers and investment banks use FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives.

A core set of universal principles guides FTSE Russell index design and management: a transparent rules-based methodology is informed by independent committees of leading market participants. FTSE Russell is focused on applying the highest industry standards in index design and governance. FTSE Russell is also focused on index innovation and client collaboration as it seeks to enhance the breadth, depth and reach of its offering.

FTSE Russell is wholly owned by London Stock Exchange Group. For more information, visit www.ftserussell.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764

Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 / matt@purecommunciationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000